Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd. Announces Pricing of $2.75 Million Registered Direct Offering

Shanghai, China, Sept. 15, 2026 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI, “Huachen” or the “Company”),  a China-based provider of equipment structural components and electric vehicle charging solutions and services, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of an aggregate of 2,750,000 Class A Ordinary Shares, par value of US$0.0000375 per share, of the Company (the “Ordinary Share”), and Ordinary Warrants to purchase up to 2,750,000 Class A Ordinary Share of the Company (the “Ordinary Warrant”), at a purchase price of $1.00 per Ordinary Share and accompanying Ordinary Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$2.75 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses.

Each Ordinary Warrant will be immediately exercisable upon issuance at an initial exercise price of US$1.00, which is equal to the offering price per Ordinary Share and accompany Ordinary Warrant. The exercise price of the Ordinary Warrant is subject to customary anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sale and other corporate restructurings. The Ordinary Warrant will expire on the third anniversary of the issuance date.

The transaction is expected to close on or about September 16, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent for the offering. Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. securities counsel to the placement agent, in connection with the Offering.

The registered direct offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-296529) previously filed with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on June 12, 2026. A prospectus supplement relating to the securities will be filed by the Company with the SEC. All information filed with the SEC can be obtained over the internet on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is an exempted company incorporated under the laws of the Cayman Islands. Through its operating subsidiaries in the People's Republic of China, the Company focuses on the provision of equipment structural components and electric vehicle charging solutions and services.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, and includes such statements regarding timing of closing, satisfaction of closing conditions, and expected proceeds from the offering. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization; the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Contact

Huachen AI Parking Management Technology Holding Co., Ltd
Alan Li: ir@huachenai.com
Mobile: +852-95791074